                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
                               ---------------    -----------------

COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         HOUSTON INDUSTRIES INCORPORATED

                              1111 Louisiana Street
                              Houston, Texas 77002

                                TABLE OF CONTENTS

Independent Auditors' Report, Deloitte & Touche LLP                                            Page  1

Report Of Independent Accountants, Coopers & Lybrand LLP                                       Page  2

Financial Statements:

         Statement of Net Assets Available for Benefits, December 31, 1997                     Page  3

         Statement of Net Assets Available for Benefits, December 31, 1996                     Page  4

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997                                                          Page  5

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1996                                                          Page  6

         Notes to Financial Statements for the Years Ended December 31, 1997 and 1996          Page  7

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1997 (Item 27a)                    Page 12

         Supplemental Schedule of 5% Reportable Transactions for the Year Ended
         December 31, 1997 (Item 27d)                                                          Page 13

         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN:


We have audited, by fund and in total, the accompanying financial statements of the Minnegasco Division Employee Retirement Savings Plan ("Plan") as of December 31, 1997 and for the year then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of Plan's management. Such have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Houston, Texas

June 24, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS

MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN:

We have audited the accompanying statement of net assets available for benefits of the Minnegasco Division Employees' Retirement Savings Plan as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Minnegasco Division Employees' Retirement Savings Plan as of December 31, 1996, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits as of December 31,1996 and the statement of changes in net assets available for benefits for the year then ended is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                COOPERS & LYBRAND L.L.P.


Minneapolis, Minnesota
June 20, 1997

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1997

                                                                             PARTICIPANT INVESTMENT FUNDS
                                         ----------------------------------------------------------------------------------------
                                              HII            IDS U.S.                                     IDS
                                             COMMON         GOVERNMENT        IDS          IDS        DIVERSIFIED     IDS EQUITY
                                             STOCK          SECURITIES     SELECTIVE      MUTUAL      EQUITY INCOME     INDEX
                                             FUND              FUND        FUND, INC.      FUND           FUND           FUND I
                                         ------------      -----------    -----------   -----------   -------------   -----------
ASSETS

INVESTMENTS

  HII COMMON STOCK                       $ 23,039,385
  IDS U.S. GOVERNMENT SECURITIES FUND                      $ 8,149,090
  IDS SELECTIVE FUND                                                     $ 5,417,098
  IDS MUTUAL FUND                                                                      $ 14,352,963
  IDS DIVERSIFIED EQUITY INCOME FUND                                                                  $ 18,651,647
  IDS EQUITY INDEX FUND                                                                                              $ 14,651,014
  IDS NEW DIMENSIONS FUND
  TEMPLETON FOREIGN FUND
PARTICIPANT LOANS
                                         ------------      -----------   -----------   ------------   ------------   ------------
    TOTAL                                  23,039,385        8,149,090     5,417,098     14,352,963     18,651,647     14,651,014
                                         ------------      -----------   -----------   ------------   ------------   ------------
RECEIVABLES

  ACCRUED INCOME RECEIVABLE                   302,685           38,256
  FUND TRANSFERS                              (77,250)           2,214        (3,414)        20,400         20,200
                                         ------------      -----------   -----------   ------------   ------------   ------------
    TOTAL                                     225,435           40,470        (3,414)        20,400         20,200
                                         ------------      -----------   -----------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS        $ 23,264,820      $ 8,189,560   $ 5,413,684   $ 14,373,363   $ 18,671,847   $ 14,651,014
                                         ============      ===========   ===========   ============   ============   ============

                                                             PARTICIPANT INVESTMENT FUNDS
                                            ----------------------------------------------------------------
                                              IDS NEW           TEMPLETON
                                             DIMENSIONS          FOREIGN       PARTICIPANT
                                                FUND              FUND            LOANS            TOTAL
                                            ------------       -----------     -----------     -------------
ASSETS

INVESTMENTS

  HII COMMON STOCK                                                                             $  23,039,385
  IDS U.S. GOVERNMENT SECURITIES FUND                                                              8,149,090
  IDS SELECTIVE FUND                                                                               5,417,098
  IDS MUTUAL FUND                                                                                 14,352,963
  IDS DIVERSIFIED EQUITY INCOME FUND                                                              18,651,647
  IDS EQUITY INDEX FUND                                                                           14,651,014
  IDS NEW DIMENSIONS FUND                   $ 24,239,079                                          24,239,079
  TEMPLETON FOREIGN FUND                                       $ 4,253,357                         4,253,357
PARTICIPANT LOANS                                                              $ 1,860,430         1,860,430
                                            ------------       -----------     -----------     -------------
    TOTAL                                     24,239,079         4,253,357       1,860,430       114,614,063
                                            ------------       -----------     -----------     -------------
RECEIVABLES

  ACCRUED INCOME RECEIVABLE                                                                          340,941
  FUND TRANSFERS                                  18,950            18,900
                                            ------------       -----------     -----------     -------------
    TOTAL                                         18,950            18,900                           340,941
                                            ------------       -----------     -----------     -------------
NET ASSETS AVAILABLE FOR BENEFITS           $ 24,258,029       $ 4,272,257     $ 1,860,430     $ 114,955,004
                                            ============       ===========     ===========     =============




                       See notes to financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1996

                                                                        PARTICIPANT INVESTMENT FUNDS
                                         ----------------------------------------------------------------------------------------
                                         NorAm ENERGY
                                         CORP. POOLED      IDS U.S.                                     IDS
                                           COMMON         GOVERNMENT       IDS           IDS         DIVERSIFIED      IDS EQUITY
                                           STOCK          SECURITIES    SELECTIVE       MUTUAL      EQUITY INCOME       INDEX
                                            FUND            FUND        FUND, INC.       FUND           FUND            FUND I
                                         ------------    -----------   -----------   ------------   -------------    -----------
ASSETS

INVESTMENTS

  NorAm ENERGY CORP. COMMON STOCK        $ 28,829,351
  IDS U.S. GOVERNMENT SECURITIES FUND                    $ 7,876,110
  IDS SELECTIVE FUND                                                   $ 4,653,187
  IDS MUTUAL FUND                                                                    $ 11,421,006
  IDS DIVERSIFIED EQUITY INCOME FUND                                                                 $ 13,643,397
  IDS EQUITY INDEX FUND                                                                                              $ 9,733,364
  IDS NEW DIMENSIONS FUND
  TEMPLETON FOREIGN FUND
  CASH, NON-INTEREST BEARING                   14,860         16,148        15,134         38,116          51,738         27,811
PARTICIPANT LOANS
                                         ------------    -----------   -----------   ------------    ------------    -----------
    TOTAL                                  28,844,211      7,892,258     4,668,321     11,459,122      13,695,135      9,761,175
                                         ------------    -----------   -----------   ------------    ------------    -----------
RECEIVABLES

  ACCRUED INCOME RECEIVABLE                                   34,152
  FUND TRANSFERS                                             152,326
                                         ------------    -----------   -----------   ------------    ------------    -----------
    TOTAL                                                    186,478
                                         ------------    -----------   -----------   ------------    ------------    -----------
NET ASSETS AVAILABLE FOR BENEFITS        $ 28,844,211    $ 8,078,736   $ 4,668,321   $ 11,459,122    $ 13,695,135    $ 9,761,175
                                         ============    ===========   ===========   ============    ============    ===========

                                                               PARTICIPANT INVESTMENT FUNDS
                                              -------------------------------------------------------------
                                               IDS NEW           TEMPLETON
                                              DIMENSIONS          FOREIGN      PARTICIPANT
                                                 FUND              FUND         LOAN FUND           TOTAL
                                              ------------      -----------    -----------     ------------
ASSETS

INVESTMENTS

  NorAm ENERGY CORP. COMMON STOCK                                                              $ 28,829,351
  IDS U.S. GOVERNMENT SECURITIES FUND                                                             7,876,110
  IDS SELECTIVE FUND                                                                              4,653,187
  IDS MUTUAL FUND                                                                                11,421,006
  IDS DIVERSIFIED EQUITY INCOME FUND                                                             13,643,397
  IDS EQUITY INDEX FUND                                                                           9,733,364
  IDS NEW DIMENSIONS FUND                     $ 16,895,399                                       16,895,399
  TEMPLETON FOREIGN FUND                                        $ 2,608,013                       2,608,013
  CASH, NON-INTEREST BEARING                        70,408           22,196                         256,411
PARTICIPANT LOANS                                                              $ 1,757,546        1,757,546
                                              ------------      -----------    -----------     ------------
    TOTAL                                       16,965,807        2,630,209      1,757,546       97,673,784
                                              ------------      -----------    -----------     ------------
RECEIVABLES

  ACCRUED INCOME RECEIVABLE                                                                          34,152
  FUND TRANSFERS                                  (152,326)
                                              ------------      -----------    -----------     ------------
    TOTAL                                         (152,326)                                          34,152
                                              ------------      -----------    -----------     ------------
NET ASSETS AVAILABLE FOR BENEFITS             $ 16,813,481      $ 2,630,209    $ 1,757,546     $ 97,707,936
                                              ============      ===========    ===========     ============



                       See notes to financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                          PARTICIPANT INVESTMENT FUNDS
                          ---------------------------------------------------------------------------------------
                               HII         IDS U.S.                                      IDS
                             COMMON       GOVERNMENT        IDS             IDS       DIVERSIFIED    IDS EQUITY
                              STOCK       SECURITIES     SELECTIVE        MUTUAL     EQUITY INCOME     INDEX
                              FUND           FUND        FUND, INC.        FUND          FUND          FUND I
                          ------------   ------------   ------------   ------------  -------------   ------------
INVESTMENT INCOME

  Interest                               $    432,344
  Dividends
    Common Stock          $  1,119,457
    Mutual Funds                                        $    365,840   $  2,042,715   $  2,361,847   $         94

NET APPRECIATION/
  (DEPRECIATION) IN FAIR
  VALUE OF INVESTMENTS       5,524,255        (27,047)        43,914         98,520        508,521      3,287,985
                          ------------   ------------   ------------   ------------   ------------   ------------
    Total                    6,643,712        405,297        409,754      2,141,235      2,870,368      3,288,079
                          ------------   ------------   ------------   ------------   ------------   ------------
CONTRIBUTIONS

  Participants                 286,411        281,591        232,120        633,297        900,207        516,879
  Employer                     104,152         97,311         85,307        218,361        305,933        180,610
                          ------------   ------------   ------------   ------------   ------------   ------------
    Total                      390,563        378,902        317,427        851,658      1,206,140        697,489
                          ------------   ------------   ------------   ------------   ------------   ------------
FUND TRANSFERS              (9,210,730)       625,180        501,524      1,072,918      1,842,203      1,643,849
                          ------------   ------------   ------------   ------------   ------------   ------------
FORFEITURES APPLIED
  AGAINST ADMINISTRATIVE
  EXPENSES                      (7,987)        28,887         (1,944)        (4,469)        (2,296)        (1,451)
                          ------------   ------------   ------------   ------------   ------------   ------------
BENEFIT PAYMENTS            (3,394,949)    (1,327,442)      (481,398)    (1,147,101)      (939,703)      (738,127)
                          ------------   ------------   ------------   ------------   ------------   ------------
CHANGE IN NET ASSETS
  AVAILABLE FOR BENEFITS    (5,579,391)       110,824        745,363      2,914,241      4,976,712      4,889,839
                          ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
     FOR BENEFITS:
BEGINNING OF YEAR           28,844,211      8,078,736      4,668,321     11,459,122     13,695,135      9,761,175
                          ------------   ------------   ------------   ------------   ------------   ------------
END OF YEAR               $ 23,264,820   $  8,189,560   $  5,413,684   $ 14,373,363   $ 18,671,847   $ 14,651,014
                          ============   ============   ============   ============   ============   ============


                                                               PARTICIPANT INVESTMENT FUNDS
                                                  ---------------------------------------------------------
                                                    IDS NEW      TEMPLETON
                                                  DIMENSIONS      FOREIGN       PARTICIPANT
                                                     FUND           FUND           LOANS           TOTAL
                                                  ------------   ------------   ------------   ------------
INVESTMENT INCOME

  Interest                                                                                     $    432,344
  Dividends                                                                     $    102,884        102,884
    Common Stock                                                                                  1,119,457
    Mutual Funds                                  $  1,798,065   $    472,544                     7,041,105

NET APPRECIATION/
  (DEPRECIATION) IN FAIR
  VALUE OF INVESTMENTS                               2,528,029       (279,795)                   11,684,382
                                                  ------------   ------------   ------------   ------------
    Total                                            4,326,094        192,749        102,884     20,380,172
                                                  ------------   ------------   ------------   ------------
CONTRIBUTIONS

  Participants                                       1,214,287        431,339                     4,496,131
  Employer                                             417,467        138,137                     1,547,278
                                                  ------------   ------------   ------------   ------------
    Total                                            1,631,754        569,476                     6,043,409
                                                  ------------   ------------   ------------   ------------
FUND TRANSFERS                                       2,441,793      1,083,263
                                                  ------------   ------------   ------------   ------------
FORFEITURES APPLIED
  AGAINST ADMINISTRATIVE
  EXPENSES                                              (8,711)        (2,029)
                                                  ------------   ------------   ------------   ------------
BENEFIT PAYMENTS                                      (946,382)      (201,411)                   (9,176,513)
                                                  ------------   ------------   ------------   ------------
CHANGE IN NET ASSETS
  AVAILABLE FOR BENEFITS                             7,444,548      1,642,048        102,884     17,247,068
                                                  ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
     FOR BENEFITS:
BEGINNING OF YEAR                                   16,813,481      2,630,209      1,757,546     97,707,936
                                                  ------------   ------------   ------------   ------------
END OF YEAR                                       $ 24,258,029   $  4,272,257   $  1,860,430   $114,955,004
                                                  ============   ============   ============   ============



                       See notes to financial statements.

                  MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN


                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                           FOR THE YEAR ENDED DECEMBER 31, 1996

                                                           PARTICIPANT INVESTMENT FUNDS
                              ---------------------------------------------------------------------------------------
                              NorAm ENERGY
                              CORP. POOLED     IDS U.S                                       IDS
                                 COMMON       GOVERNMENT        IDS           IDS         DIVERSIFIED     IDS EQUITY
                                 STOCK        SECURITIES     SELECTIVE       MUTUAL      EQUITY INCOME      INDEX
                                 FUND           FUND         FUND, INC.       FUND           FUND           FUND I
                              ------------   ------------   ------------   ------------  -------------   ------------
INVESTMENT INCOME

  Interest

  Net Increase in Collective
    Investment Funds                         $    355,338                                                $  1,805,300

NET APPRECIATION IN
  FAIR VALUE OF INVESTMENTS
                              $ 13,394,223                  $    101,695   $  1,405,913   $  2,142,570
                              ------------   ------------   ------------   ------------   ------------   ------------
    Total                       13,394,223        355,338        101,695      1,405,913      2,142,570      1,805,300
                              ------------   ------------   ------------   ------------   ------------   ------------
CONTRIBUTIONS

  Participants                     213,542        229,913        252,282        640,580        812,023        438,568
  Employer                          70,800         86,351         89,840        221,715        279,359        152,272
                              ------------   ------------   ------------   ------------   ------------   ------------
    Total                          284,342        316,264        342,122        862,295      1,091,382        590,840
                              ------------   ------------   ------------   ------------   ------------   ------------
FUND TRANSFERS                  (1,500,971)     1,314,430       (501,887)      (291,607)        37,120         85,695
                              ------------   ------------   ------------   ------------   ------------   ------------
FORFEITURES APPLIED
  AGAINST ADMINISTRATIVE
  EXPENSES                          (1,456)       (12,276)        (1,340)        (2,175)        (2,875)        (5,647)
                              ------------   ------------   ------------   ------------   ------------   ------------
BENEFIT PAYMENTS                (2,619,117)    (1,079,719)      (409,282)      (845,285)      (665,144)      (966,311)
                              ------------   ------------   ------------   ------------   ------------   ------------
CHANGE IN NET ASSETS
  AVAILABLE FOR BENEFITS         9,557,021        894,037       (468,692)     1,129,141      2,603,053      1,509,877
                              ------------   ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
FOR BENEFITS
  BEGINNING OF YEAR             19,287,190      7,184,699      5,137,013     10,329,981     11,092,082      8,251,298
                              ------------   ------------   ------------   ------------   ------------   ------------
  END OF YEAR                 $ 28,844,211   $  8,078,736   $  4,668,321   $ 11,459,122   $ 13,695,135   $  9,761,175
                              ============   ============   ============   ============   ============   ============


                                                             PARTICIPANT INVESTMENT FUNDS
                                      ------------------------------------------------------------------------
                                         IDS NEW        IDS          TEMPLETON
                                       DIMENSIONS   INTERNATIONAL      FOREIGN     PARTICIPANT
                                          FUND          FUND            FUND          LOANS           TOTAL
                                      ------------   ------------   ------------   ------------   ------------
INVESTMENT INCOME

  Interest                                                                         $    148,534   $    148,534

  Net Increase in Collective
    Investment Funds                                                                                 2,160,638

NET APPRECIATION IN
  FAIR VALUE OF INVESTMENTS
                                      $  3,187,018   $      7,947   $    317,919                    20,557,285
                                      ------------   ------------   ------------   ------------   ------------
    Total                                3,187,018          7,947        317,919        148,534     22,866,457
                                      ------------   ------------   ------------   ------------   ------------
CONTRIBUTIONS

  Participants                           1,088,757                       380,227                     4,055,892
  Employer                                 373,615                       117,504                     1,391,456
                                      ------------   ------------   ------------   ------------   ------------
    Total                                1,462,372                       497,731                     5,447,348
                                      ------------   ------------   ------------   ------------   ------------
FUND TRANSFERS                             439,789     (1,543,418)     1,960,849
                                      ------------   ------------   ------------   ------------   ------------
FORFEITURES APPLIED
  AGAINST ADMINISTRATIVE
  EXPENSES                                  (7,071)                       (1,285)                      (34,125)
                                      ------------   ------------   ------------   ------------   ------------
BENEFIT PAYMENTS                          (754,180)                     (145,005)         4,783     (7,479,260)
                                      ------------   ------------   ------------   ------------   ------------
CHANGE IN NET ASSETS
  AVAILABLE FOR BENEFITS                 4,327,928     (1,535,471)     2,630,209        153,317     20,800,420
                                      ------------   ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE
FOR BENEFITS
  BEGINNING OF YEAR                     12,485,553      1,535,471                     1,604,229     76,907,516
                                      ------------   ------------   ------------   ------------   ------------
  END OF YEAR                         $ 16,813,481   $          0   $  2,630,209   $  1,757,546   $ 97,707,936
                                      ============   ============   ============   ============   ============




                       See notes to financial statements.

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996


1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Minnegasco Division Employees' Retirement Savings Plan ("Plan"), of the Minnegasco Division (the "Company" or "Minnegasco") of NorAm Energy Corp. ("NorAm") (see Note
         5), the financial records of the Plan are generally kept and the valuations of accounts of participating employees ("Participants") are determined on the accrual basis. Interest income is recorded as earned on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value. Investments in common stock are stated at quoted market prices of the stock on the last day of business of the year. Purchases and sales of investments are recorded on their trade date.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         Benefit payments are recorded when paid.

2.       SUMMARY OF THE PLAN

         GENERAL

         The Plan is a defined contribution plan formed by the combination of two previously separate benefit programs. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is an eligible individual account plan as defined by ERISA Section 407((d)(3)) which is authorized to acquire and hold qualifying employee securities (as defined by ERISA Section 407((d)(3)) with a value in excess of ten percent of the fair market value of the assets of the Plan.

         The Retirement Savings Plan program was added to the Plan in 1983 to provide employees a pre-tax savings option. As of January 1, 1990, the Stock Purchase Plan is no longer available to employees as the collective bargaining groups who previously participated in the Stock Purchase Plan have elected to participate in the Retirement Savings Plan. Contributions are no longer made to the Stock Purchase Plan.

         The Benefits Committee ("Committee") appointed by the Board of Directors of Houston Industries Incorporated ("HII"), is responsible for directing American Express Bank & Trust ("Trustee"), in the day to day administration of the Plan. All administrative expenses not paid by Minnegasco are borne by the Plan.

         INVESTMENT PROGRAMS

         Retirement Savings Plan participants direct the investment of contributions allocated to their accounts to one or more of the following investment funds held by the Trustee:

         HII COMMON STOCK FUND: Invested primarily in shares of common stock of HII (formerly NorAm Energy Corp. Pooled Common Stock Fund). See note 5 regarding the merger of HII and NorAm.

         IDS U.S. GOVERNMENT SECURITIES FUND: Invests in short-term bond or debt instruments guaranteed as to principal and interest by the U.S. Government or its agencies or instrumentalities.

         IDS SELECTIVE FUND INC.: Invests in a portfolio of primarily high-quality corporate bonds, government securities and money market securities.

         IDS MUTUAL FUND: Invests in a portfolio of common stocks, which offer capital appreciation, and in senior securities, such as bonds and preferred stocks, that offer fixed interest and dividend payments.

         IDS DIVERSIFIED EQUITY INCOME FUND: Invests in a portfolio of medium to large, well-established companies that offer long-term capital growth potential as well as reasonable income from dividends and interest.

         IDS EQUITY INDEX FUND I: Invests primarily in medium-to-large, well-established companies offering both long-term capital appreciation and income potential.

         IDS NEW DIMENSIONS FUND: Invests in a portfolio of primarily common stocks of U.S. and foreign companies in which powerful economic and technical changes may take place. Such companies may also have demonstrated excellent technology, marketing or management expertise.

         Templeton Foreign Fund: Invests primarily in common stocks of companies outside the U.S., as well as preferred stocks and certain debt securities.

         As of December 31, 1997 and 1996, the number of participants in each fund was as follows:

                                                                                          1997          1996
                                                                                          ----          ----
                  HII Common Stock Fund (NorAm Energy Corp. for 1996)                    1,218         1,207
                  IDS U.S. Government Securities Fund                                      867           889
                  IDS Selective Fund, Inc.                                                 854           894
                  IDS Mutual Fund                                                        1,059         1,023
                  IDS Diversified Equity Income Fund                                     1,195         1,110
                  IDS Equity Index Fund I                                                1,035           933
                  IDS New Dimensions Fund                                                1,278         1,173
                  Templeton Foreign Fund                                                   679           575

         PARTICIPANT ACCOUNTS

         Each Participant's account is credited with the Participant's and Minnegasco's contributions, and an allocation of the Plan's earnings. Earnings allocations are based on Participant account balances as defined by the Plan.

         The allocation of the Participant's contributions to the investment funds is selected by the Participant and may be changed at any time. Allocation between funds is at the discretion of the Participant. Contributions for each calendar month shall be deemed to have been deposited as of the last day of such month for purposes of allocating investment earnings.

         PARTICIPATION

         Eligible employees may contribute up to 12% of their earnings to the Retirement Savings Plan as pre-tax savings contributions. Company's matching contributions are equal to 50% of the first 6% of employee pre-tax contributions. Participants of the Retirement Savings Plan can also designate that their portion of the Company contribution to the DEI Flexible Benefits Plan be contributed to the Retirement Savings Plan. The Company does not match these additional contributions. However, by Resolution of the Board of Directors of HII, HII has the discretion to determine the matching contribution from year to year and may specify a zero percentage.

         The Retirement Savings Plan is available to all full-time employees with at least 30 days of service, part-time employees scheduled to work more than 1,000 hours per year with at least 30 days of experience, and other part time employees with one year of service. The Plan is not available to employees covered by a collective bargaining agreement unless the bargaining agreement expressly provides that such employee will be eligible to participate. In addition the Plan is not available to non-resident aliens, interns, temporary employees, seasonal employees, and leased employees.

         DISTRIBUTIONS AND FORFEITURES

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement at or after the later of (i) the Participant's attainment of age 65 or (ii) the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

                        Vesting Service                                    Vested
                             Years                                       Percentage
                        ---------------                                  ----------
                        Less than three ............................         0%
                        Three but less than four ...................        50%
                        Four but less than five ....................        75%
                        Five or more ...............................       100%

         Any portion of the value of the Company's contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reduce the respective Company's subsequent contribution to the Plan.

         A terminated Participant may elect a lump sum distribution or installment payments of the vested amount accumulated in each participant's account. Immediate lump sum distributions are made for accounts which do not exceed $3,500.

         PARTICIPANT LOANS

         A Participant may borrow up to 50% of their vested account balance, up to a maximum of $50,000, reduced by the excess, if any, of the highest outstanding loan balance during the previous 12 months of loans issued to the Participant from all plans maintained by Minnegasco or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loan from the Plan on the date on which such loan is made ($1,000 minimum). A Participant may have only one loan outstanding at any one time. Interest rates are fixed for the term of the loan at the time of loan origination and ranged from 9.25% to 9.5% on loans originated during 1997 and ranged from 8.25% to 10% for loans outstanding as of December 31, 1997. Principal and interest payments are paid ratably through monthly payroll deductions over a term not to exceed sixty months. Participants' account balances are used as collateral for the loans.

         TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, HII has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts and the Plan assets will be distributed by the trustee only after the occurrence of death, disability, retirement or other termination of employment or pursuant to the Plan's withdrawal provisions.

3.       FEDERAL INCOME TAXES

         No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service determined and informed Minnegasco, by letter dated October 10, 1995 that the Plan, as amended, qualifies under Section 401(a) and 401(k) of the Internal Revenue Code ("Code") and is exempt from federal taxes under the provisions of Section 501 (a). Although the Plan was amended, the Committee and the Minnegasco's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. However, Participant withdrawals of After-tax Contributions made to the Plan prior to May 3, 1994, are excludable from the Participant's gross income for federal income tax purposes. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.       RELATED PARTY TRANSACTIONS

         The Trustee is authorized under contract provisions and by ERISA regulations providing administrative and statutory exemptions, to invest in funds under its control and in securities of HII. During 1997 and 1996, the Trustee purchased and sold units of HII and NorAm Common Stock and IDS Trust Funds as temporary investments, which are shown below (in thousands):

                                             1997                                                  1996
                                         ------------                                         ------------
           Purchases (HII)               $  3,524,761         Purchases (NorAm)               $  2,444,166
                     (Trustee)             33,691,803                   (Trustee)               14,825,298

           Sales     (HII)               $ 32,300,714         Sales     (NorAm)               $  4,844,911
                     (Trustee)             17,711,722                   (Trustee)               11,255,745

5.       MERGER WITH HOUSTON INDUSTRIES INCORPORATED

         On August 6, 1997, Minnegasco's parent NorAm merged with and into a subsidiary of HII and became a wholly owned subsidiary of HII. Consideration for the purchase of NorAm's Common Stock was a combination of cash and HII Common Stock. As a result of the merger, the Plan Participants received cash and HII Common Stock as merger consideration in exchange for their NorAm common stock. The cash portion of merger consideration received was automatically invested based upon Participant investment elections. The Merger Agreement stipulates that HII, for a period of one year subsequent to the consummation of the Merger will continue or cause to be continued, without adverse change to any employee or former employee, all NorAm benefit plans.

Item 27a-Schedule of Assets Held for Investment Purposes


             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                       ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

                                                                                               CURRENT
         DESCRIPTION OF ASSET                               SHARES           COST               VALUE
----------------------------------------------             ---------     -------------     -------------
*Houston Industries Incorporated Common Stock              1,002,937     $   8,928,820     $  23,039,385

*IDS U.S. Government Securities Fund                       8,149,090         8,149,090         8,149,090

*IDS Selective Fund, Inc.                                    590,098         5,338,855         5,417,098

*IDS Mutual Fund                                           1,047,351        13,513,276        14,352,963

*IDS Diversified Equity Income Fund                        1,985,484        16,717,554        18,651,647

*IDS Equity Index Fund I                                     537,612         9,028,602        14,651,014

*IDS New Dimensions Fund                                   1,015,803        18,589,583        24,239,079

Templeton Foreign Fund                                       427,473         4,450,785         4,253,357
                                                                         -------------     -------------

   TOTAL                                                                 $  84,716,565     $ 112,753,633
                                                                         =============     =============

Participant Loans, 8.25% to 10%                                          $   1,860,430     $   1,860,430
                                                                         =============     =============

*Party-in-interest

             MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
               LINE 27(d)--SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

------------------------------------------------------------------------------------------------------------------------------
                                                                                                   CURRENT VALUE
                                               PURCHASE        SELLING     EXPENSE       COST OF   ON TRANSACTION  NET GAIN
         DESCRIPTION                            PRICE           PRICE      INCURRED       ASSET         DATE       OR (LOSS)
------------------------------------------------------------------------------------------------------------------------------
SINGLE TRANSACTIONS

*HII Common Stock Fund
  1 Sale (303,083 Shares)                                    $ 5,351,846               $ 2,431,635                $2,920,211

SERIES OF TRANSACTIONS-SAME BROKER

*HII Common Stock Fund
  59 Purchases (72,457 Shares)                $ 1,347,548                                           $ 1,347,548
  135 Sales (767,105 Shares)                                  13,466,379                 6,139,665                  7,326,714

SERIES OF TRANSACTIONS-SAME SECURITY

*HII Common Stock Fund
  64 Purchases (118,141 Shares)                 2,177,213                                             2,177,213
  138 Sales (768,040 Shares)                                  13,482,489                 6,147,206                  7,335,283

*IDS Mutual Fund
  110 Purchases (346,757 Shares)                4,938,832                                             4,938,832
  105 Sales (146,464 Shares)                                   2,081,266                 1,825,524                    255,742

*IDS Diversified Equity Income Fund
  194 Purchases (624,797 Shares)                6,036,843                                             6,036,843
  96 Sales (158,625 Shares)                                    1,536,907                 1,277,218                    259,689

*IDS New Dimensions Fund
  127 Purchases (359,038 Shares)                8,562,214                                             8,562,214
  107 Sales (159,110 Shares)                                   3,747,587                 2,638,062                  1,109,525

Templeton Foreign Fund
  123 Purchases (308,456 Shares)                3,384,611                                             3,384,611
  76 Sales (132,732 Shares)                                    1,479,906                 1,362,435                    117,471

*IDS U.S. Government Securities Fund
  203 Purchases (6,622,128 Shares)              6,622,128                                             6,622,128
  136 Sales (6,349,151 Shares)                                 6,349,151                 6,349,151                          0

*IDS Equity Index Fund I
  120 Purchases (167,382 Shares)                4,147,175                                             4,147,175
  84 Sales (104,426 Shares)                                    2,516,905                 1,575,720                    941,185

*Party-in-interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                        MINNEGASCO DIVISION EMPLOYEES' RETIREMENT SAVINGS PLAN



                             By  /s/ LEE W. HOGAN
                               -----------------------------------------------
                                    (Lee W. Hogan, Chairman of the
                                        Benefits Committee of
                                    Houston Industries Incorporated,
                                         Plan Administrator)

June 24, 1998

                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION
-----------                      -----------
   23.1             Independent Auditors' Consent Deloitte & Touche LLP

   23.2             Consent of Independent Accountants Coopers & Lybrand L.L.P.